UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

08 September 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

8 September 2017
Diageo plc share repurchase programme

On 26 July 2017, the Board of Diageo plc approved a share buy-back programme to return up to £1.5 billion to shareholders during the fiscal year ending 30 June 2018.

Today, Diageo announces that it has entered into a non-discretionary agreement with Morgan Stanley & Co. International Plc ("Morgan Stanley") to enable the company to buy back shares. This current agreement will commence 8 September 2017 and is expected to end no later than 31 March 2018 for an aggregate maximum consideration of up to £1.5 billion.

Morgan Stanley will make its trading decisions in relation to the company's securities independently of, and uninfluenced by, the company.  Any purchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange.

The purpose of the buy-back programme is to reduce the share capital of Diageo plc.  All shares purchased will be cancelled.  The buy backs will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares, and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and, in the case of Diageo plc, Chapter 12 of the Listing Rules.

The share buy-back programme of up to £1.5 billion will fall within the maximum number of shares that may be repurchased pursuant to Diageo's existing general authority from shareholders to repurchase up to a maximum of 251,781,000 shares granted at its 2016 annual general meeting.  A renewed general authority to repurchase up to a maximum of 251,773,000 shares is being sought at Diageo's forthcoming annual general meeting on 20 September 2017.

For further information

Media relations:	Bianca Agius	+44 (0) 208 978 1450
press@diageo.com

Investor relations:	Andy Ryan	+44 (0) 208 978 6504
investor.relations@diageo.com
About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.
ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 08 September 2017	By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary